Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

October 20, 2023

Office of Industrial Applications and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary and Katherine Bagley

Re:	Allurion Technologies, Inc.
Registration Statement on Form S-1
Filed September 18, 2023
File No. 333-274564

Ladies and Gentlemen,

This letter is submitted on behalf of Allurion Technologies, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-1 filed on September 18, 2023 (File No. 333-274564) (the “Registration Statement”), as set forth in your letter dated September 29, 2023, addressed to Shantanu Gaur, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Registration Statement (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments. The Amended Registration Statement also contains certain additional updates and revisions.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Registration Statement (marked to show changes from the Registration Statement) via email.

Registration Statement on Form S-1 filed September 18, 2023

Cover Page

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

October 20, 2023

1.	For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 28-29 and 77 of the Amended Registration Statement accordingly.

2.

We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 22, 71, 76-77 and 134 of the Amended Registration Statement accordingly.

Prospectus Summary, page 22

3.

We note your disclosure of the Public Warrants exercise price on page 22. We also note the approximately $2.2 million in proceeds from the exercise of the Rollover Warrants. Disclose the exercise price for all warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure on your cover page and in your risk factors, MD&A and Use of Proceeds section, and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 22, 78, 80 and 134 of the Amended Registration Statement accordingly.

Risk Factors

Sales of shares of our Common Stock may cause the market price of our Common Stock to fall, page 72

4.

We note your disclosure highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. Please illustrate this risk by disclosing the current percentage of shares being registered for resale out of the total number of shares outstanding. We also note your disclosure that even though the current trading price is at or below the SPAC IPO price, the private investors may have an incentive to sell because they will still profit on sales because of their lower purchase price. Please revise your disclosure to clarify that private investors could profit on sales when public investors may not.

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

October 20, 2023

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 133

5.

We note that the projected revenues for 2023 were $100.0 million, as set forth in the unaudited summarized prospective financial information for Allurion that Compute Health management reviewed with the Compute Health Board in connection with the evaluation of the Business Combination. We also note that your actual revenues for the six months ended June 30, 2023 were approximately $27.0 million. It appears that you will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure in the Liquidity and Capital Resources section appearing on pages 142-143 of the Registration Statement accordingly.

Overview

Liquidity and Capital Resources, page 137

6.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 142-143 of the Amended Registration Statement.

General:

7.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors and other selling securityholders acquired their shares, and the price that the public securityholders acquired their shares. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

October 20, 2023

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28-29, 71 and 76-77 of the Amended Registration Statement accordingly.

8.

We note that, after a registrant’s first registration statement is effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date, or the date the Form 10-Q would otherwise be due. Please tell us when you intend to file your 10-Q for the quarter ended June 30, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and advises that the Company intends to file its Form 10-Q for the quarter ended June 30, 2023 on October 20, 2023.

*****

Please contact the undersigned at (617) 570-1724 or via email at PRosie@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Paul R. Rosie
Paul R. Rosie

cc:	Shantanu Gaur, Chief Executive Officer, Allurion Technologies, Inc.

Chris Geberth, Chief Financial Officer, Allurion Technologies, Inc.

Danielle Lauzon, Goodwin Procter LLP